SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                      FORM 10-C

                   Report by Issuer of Securities Quoted on NASDAQ
                             Interdealer Quotation System
                     Filed pursuant to Section 13 or 15(d) of the
                   Securities Exchange Act of 1934 and Rule 13a-176
                                 or 15d-17 thereunder

                                 Pharmos Corporation
                    ______________________________________________
                    (Exact name of issuer as specified in charter)

                        2 Innovation Drive, Alachua, FL 32615
                       ________________________________________
                       (Address of principal executive offices)

             Issuer's telephone number, including area code 904/462-1210
                                                            ____________


                      I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

               Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

          1.  Title of security:   Common Stock, par value $.03 per share
          2.  Number of shares outstanding before the change:  29,229,969
          3.  Number of shares outstanding after the change:   30,709,169
          4.  Effective date of change:  December 12, 1996
          5.  Method of change:

                    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.): private placement issuance

          Give brief description of transaction: On December 12, 1996, the Company issued 1,479,200 shares of unregistered Common Stock in a private placement transaction.

                            II.  CHANGE IN NAME OF ISSUER

          1.  Name prior to change:   N/A
          2.  Name after change:      N/A
          3.  Effective date of charter amendment changing name:    N/A
          4.  Date of shareholder approval of change, if required:  N/A


          Date: December 20, 1996             /s/ Alan M. Mark
                                             ______________________________
                                             Alan M. Mark
                                             Acting Chief Financial Officer